Camppedia Inc.
2019 Annual Report

1.   Letter from the CEO

2019 has been a year of many firsts for Camppedia. After launching our first market facing pilot, Camppedia completed a successful investment fundraising campaign through Let's Launch. The capital infusion allowed us to continue building out our core product platform - specifically to launch the ability for customers to complete a purchase through our platform in November of 2019, which enabled us to have our first sales on the platform.

Our marketing campaigns have continued to deliver efficient traffic to our platform and we closed the year with over 8,000 visitors and an average cost / lead that compares favorably with industry standards.

Looking ahead - our focus is on navigating this unprecedented environment, which has virtually shut down our industry and continues to drive significant uncertainty. We remain committed to judiciously managing our funds to continue building Camppedia while navigating a highly uncertain situation.

2.   Company Overview

Camppedia (www.camppedia.com) is an online marketplace platform facilitating the discovery and purchase of kids camps and activities. Campppedia currently operates in the greater Houston area. Camppedia is a C corporation incorporated in Delaware.

Directors and Officers:
- Name: Tudor Palaghita
- Position: President, CEO, Secretary
- Name: Ana Palaghita
- Position: Treasurer
- Dates: 10/8/2018 – Current

The following individuals are members of the Issuer's Board of Directors.

Name: Tudor Palaghita
Position: Board Member
Dates: 10/8/2018 – Current

1.   Existing Securities

The Issuer has the following existing Securities authorized and/or outstanding.

	Authorized	Outstanding
Common Stock	10,000,000	5,195,192

2.   Beneficial Owners

Below is the list of beneficial owners of 20% or more of the Issuer's outstanding equity securities, calculated on the basis of voting power, along with the percentage interest owned by each beneficial owner:

Name	Number and Class of Securities Held	Percentage Interest
Tudor Palaghita	3,746,723	72%
Ana Palaghita	1,130,931	22%

3.   Discussion of 2019 Financial Performance

Our primary objectives in 2019 were to complete the development of the website to the point where customers could complete a purchase directly from the platform and continue to build our customer base through marketing. These objectives are reflected in how the company used its funds, with website development and marketing being the largest expenses in 2019. The company completed the technology build in late December and was able to immediately generate several sales on the platform.

In 2019, the company completed a crowdfunding campaign through Let's Launch resulting in a total of $74,650 being raised (net of commission) in the form of a convertible note. One time costs associated with this campaign represent the other large expense for 2019. The offer was complete on Nov 1st 2019 and the terms are as follows:

Maturity date: 29 July 2022

Valuation cap: $5MM

Discount 20%

Interest rate 9%

Camppedia ended 2019 with $129.5K in available capital from a mix of convertible debt and lines of credit from the company's co-founders. The capital reserves will continue to be used to build the business - marketing, website operations and enhancements, and business development activities designed to increase the number of camp providers signing up for paid tiers of the service.

Unaudited Financial Statements

Camppedia Inc. Balance Sheet

	2018	2019
Assets	$ -	$ 129,250
Cash	$ -	
Liabilities	$ 4,561	$ 178,277
Short term liabilities		$ 15,018
Long term liabilities	$ 4,561	$ 24,109
Convertible SAFEs	$ -	$ 64,500
Convertible Debt (Let's Launch)	$ -	$ 74,650
Equity	$ (4,561)	$ (49,028)

Camppedia Inc. Income Statement

	2018	2019
Gross Sales	0	536.45
Payments to providers		0
Net Sales		536.45
Expenses		$ 45,060
Advertising and marketing		$ 16,415
Website development		$ 17,829
Legal and Professional Fees		$ 6,732
Other Expenses		$ 4,085
Net Income		$ (44,524)

** Camppedia uses cash accounting method

Certification

I, Tudor Palaghita, certify that:

1. The financial statement of Camppedia Inc. included in this Form are true and complete in all material aspects; and

2. The tax return information of Camppedia Inc. included in this Form reflects accurately the information reported on the tax return for Camppedia Inc. filed for the fiscal year ended

12/31/2019.

4.   Forward looking risks

General Economic Conditions Risks
The success of a business depends in part on the economic conditions of the global economy, as well as of the country, state, city and area in which we operate. Additionally, our success depends to a significant degree on user enrollment and usage and adoption by camp providers. Camppedia may not reach the targeted user growth and the usage of the platform as a combination of consumer spending, business spending, consumer confidence and business confidence. Any decline in general economic conditions may also affect the disposable income of parents while high unemployment would decrease the need for camps.

Competition Risks
The market for online platforms is competitive. Our Company will compete with other established competitors. We compete with other businesses on the basis of the quality of our product. Some competitors have greater brand recognition, experience and/or resources. Any inability to compete successfully with established competitors or competitors who have more resources could negatively impact financial performance. Our markets may be in an ever-constant state of change and development, requiring our business to keep up with changes in the market. Failure to do so can create risk for our Company because competing businesses may capitalize on the changing market and take customers. Additionally, the entrance of new competitors into the space could negatively impact financial performance.

Legal Risks
Our Company may face additional costs and challenges if presented with future legal complaints from customers, governmental authorities, regulatory bodies or agencies. Not only are there the direct costs of litigation resulting from any lawsuits or legal proceedings, but there are also risks of negative publicity and impacts to our business's image that may result in additional unanticipated costs and negative impacts to the operations and performance of the business.

Regulatory and Compliance Risks
Our Company is subject to regulatory oversight by certain governing and regulatory bodies. Furthermore, future Regulations may create limitations on how users participate socially and/or financially on the platform. New technologies/ service areas which have yet to be regulated can be adversely affected by litigation and complaints from customers or these governing and oversight bodies. Due to the uncertainties of litigation and regulatory proceedings, we cannot accurately predict the outcome or timeline of such proceedings. A negative outcome of such proceedings, including fines or other regulatory action, could negatively impact financial performance. Furthermore, negative publicity about these allegations, whether true or untrue, may negatively affect us by harming customer perceptions of our business, products or services. Because new regulations cannot always be anticipated, the additional cost of compliance with new, unforeseen regulations may also impact the future financial health of the Company.

Information Security Risks
Our Company relies on information security systems and technologies for our online platform. Our business depends on the ability to protect these systems and the information contained therein from

theft, cyber-attacks, fire, power loss, catastrophic events and other failures. The failure of these systems or any breach in these systems could result in operational issues, negatively impact financial performance, reduce efficiency, halt operations, or result in significant, unplanned expenditures required to restore, repair, replace or upgrade these systems.

Financing Risks

In order to not only begin and continue business operations, but also grow and develop the business, several expenses must be incurred, which may require additional capital or financing. If the Company is unable to obtain the additional financing it needs, there is a risk that the Company could fail. Additionally, if the Company obtains such financing using debt instruments, there is a risk that the Company is unable to repay the loans under the terms of the agreements, resulting in further interest, fines, or costs that affect the Company's financial condition.

Management Risks

For effective and sustainable growth, our Company relies on proper management of finances, operations, development plans and resources. There is a risk that failure to effectively manage key areas of the business can slow or prevent growth, or even ultimately lead to poor financial performance and business failure. Furthermore, delays or difficulties in filling management positions as the company grows may adversely impact our ability to grow or deliver on financial projections. In this early stage of the company, any sudden inability of a key member of management to work could result in a significant setback which could affect revenues or operations.

Accounting and Tax Risks

Our Company relies on current accounting rules and regulations to create financial statements that provide insight into our business' financial history. Accounting rules and regulations are also used in financial statements to develop financial projections into the future. Changes to these rules or regulations can result in the Company's financial health appearing differently, and negatively impacting the public perception of the Company. In addition, our Company is subject to various taxes, which can include local, state, or federal taxes. There is a risk that the Company could miscalculate or fail to pay the correct amounts, as required by the appropriate governmental authority, or be subjected to an increased tax burden due to changes in laws or regulations. This could result in fines, interest, or additional unanticipated costs that could negatively impact the Company's financial health.

Risk from filing the 2019 annual report late

The Company is required to file periodic reports with the SEC, including an annual report due within 120 days following the end of each year. The annual report for the year ending December 31, 2019 was due on April 30, 2020 but wasn't filed until Dec 30, 2020 because of the unprecedented impact of the pandemic and the need of management to focus all efforts towards managing through the situation. The main risk associated with a delinquent report is believed to be the risk that the SEC would seek to impose financial sanctions on the Company. There can be no guarantee that the Company could meet the financial consequences of either of these risks.